Mail Stop 4561

October 16, 2007

Lammot J. du Pont
Executive Chairman
DuPont Fabros Technology, Inc.
1212 New York Avenue, NY, Suite 900
Washington, D.C. 20005

    Re: DuPont Fabros Technology, Inc.
           Amendment No. 2 to Registration Statement on Form S-11
           Filed October 5, 2007
           File No. 333-145294

Dear Mr. du Pont:

    We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

    Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

    All page numbers refer to the marked courtesy copy of the registration statement that you provided to us.

Risk Factors, page 20

Hedging transactions may limit…, page 29

1.   Please revise to clarify, if true, that the applicable credit spread will be fixed post-offering.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 58

2.   You disclose on page 59 that upon completion of the KeyBank Refinancing, this offering and the formation transactions, you expect to have approximately $370.4 million of total debt. Please advise us why the pro forma condensed consolidated balance sheet only shows $255.7 million of outstanding debt and revise as necessary.

Management, page 97

Involvement in Certain Legal Proceedings, page 103

3.   Please revise your disclosure to discuss the remedial sanctions that were imposed. In addition, please give more detailed disclosure about the disclosure violations, including the type of transaction that was involved.

*   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Kristi Marrone at (202) 551-3429 or Dan Gordon, Accounting Branch Chief, at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Angela McHale at (202) 551-3402 or me at (202) 551-3852 with any other questions.

Sincerely,

Michael McTiernan
Special Counsel

cc: Via Facsimile
         Geoffrey Ossias